EXHIBIT 99.2
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                                LETTER OF CONSENT





TO:  U.S. Securities and Exchange Commission

                                                RE: WESTERN OIL SANDS INC.
                                                    ANNUAL REPORT FORM 40-F
                                                    -----------------------

We refer to our report dated April 3, 2003 evaluating the reserves attributable to Western Oil Sands Inc. (the "Company") as of January 1, 2003 (the "Report").

We hereby consent to references to our name and to the Report in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We also confirm that we have read the Annual Information Form and that we have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Report or that are within our knowledge as a result of the services we performed in connection with the Report.

                                                Yours very truly

                                                GILBERT LAUSTSEN JUNG
                                                ASSOCIATES LTD.


                                                /s/ James H. Willmon
                                                ---------------------------
                                                James H. Willmon, P. Eng.
                                                Vice-President


Calgary, Alberta, Canada
Date: April 16, 2003